F|
3|14

SEC Mail Processing
Section

MAR 03 2008

Washington, DC
110

UNITI
SECURITIES AND E
Washingt

08028153

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 38407 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEVIN HART KORNFIELD AND COMPANY, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2137 EMBASSY DRIVE, SUITE 105
(No. and Street)

LANCASTER, PENNSYLVANIA 17603
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN HART KORNFIELD, PRESIDENT (717) 392-0002
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TROUT, EBERSOLE & GROFF, LLP
(Name – *if individual, state last, first, middle name*)

1705 OREGON PIKE LANCASTER, PENNSYLVANIA 17601
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

9A 020787
KEVIN HART KORNFIELD & COMPANY, INC.
KEVIN HART KORNFIELD
P.O. BOX 6423
LANCASTER, PA 17607-6423

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB
3/21

## OATH OR AFFIRMATION

I, KEVIN HART KORNFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEVIN HART KORNFIELD AND COMPANY, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Lori Hall, Notary Public
East Hempfield Twp., Lancaster County
My Commission Expires Sept. 26, 2010
Member, Pennsylvania Association of Notaries

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# KEVIN HART KORNFIELD & COMPANY, INC.

YEARS ENDED DECEMBER 31, 2007 AND 2006

# Kevin Hart Kornfield & Company, Inc.

Financial Statements with Supplementary Information

Years Ended December 31, 2007 and 2006

TABLE of CONTENTS

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

# INDEPENDENT AUDITORS' REPORT

To the Stockholder
Kevin Hart Kornfield &
Company, Inc.
Lancaster, Pennsylvania

We have audited the accompanying balance sheets of Kevin Hart Kornfield & Company, Inc. as of December 31, 2007 and 2006, and the related statements of income, cash flows, changes in stockholder's equity, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kevin Hart Kornfield & Company, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

February 27, 2008
Lancaster, Pennsylvania

TROUT, EBERSOLE & GROFF, LLP
Certified Public Accountants

# Kevin Hart Kornfield & Company, Inc.

BALANCE SHEETS

December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash - Operating Accounts | $ 54,236 | $ 63,707 |
| Cash Investment Accounts | 50,045 | 50,045 |
| Trading Securities and Investments | 24,350 | -0- |
| Accounts Receivable | 7,730 | 10,659 |
| Lease Deposits | 527 | 527 |
| Total Current Assets | 136,888 | 124,938 |
| OFFICE EQUIPMENT | | |
| Furniture and Fixtures | 62,442 | 62,442 |
| Less: Accumulated Depreciation | 62,442 | 62,130 |
| Net Office Equipment | -0- | 312 |
| TOTAL ASSETS | $ 136,888 | $ 125,250 |
| **LIABILITIES and STOCKHOLDER'S EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts Payable and Accrued Expenses | $ 4,245 | $ 9,110 |
| Payroll Taxes and Benefits Withheld and Accrued | 242 | 3,351 |
| Lease Security Deposit Liability | 500 | 500 |
| TOTAL CURRENT LIABILITIES | 4,987 | 12,961 |
| STOCKHOLDER'S EQUITY | | |
| Common Stock - $10 Par Value; Authorized 5,000 Shares; Issued and Outstanding 3,703 Shares | 37,030 | 37,030 |
| Retained Earnings | 94,871 | 75,218 |
| TOTAL STOCKHOLDER'S EQUITY | 131,901 | 112,248 |
| TOTAL LIABILITIES and STOCKHOLDER'S EQUITY | $ 136,888 | $ 125,209 |

See notes to financial statements.

# Kevin Hart Kornfield & Company, Inc.

STATEMENTS of INCOME

Years Ended December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| **REVENUES** | | |
| Commissions and Service Fees | $ 367,544 | $ 338,926 |
| Interest and Dividends | 426 | 485 |
| Investment Gains and Losses | 1,475 | -0- |
| Rental Income | 17,450 | 10,550 |
| **Total Revenues** | **386,895** | **349,961** |
| **OPERATING EXPENSES** | | |
| Advertising and Marketing | 11,872 | 12,687 |
| Salaries | 133,324 | 129,616 |
| Payroll Taxes and Benefits | 14,422 | 14,702 |
| Telephone | 4,257 | 3,403 |
| Rent | 33,609 | 26,888 |
| Office Expense | 106,796 | 74,558 |
| Regulatory Fees | 3,071 | 2,655 |
| Dues and Subscriptions | 14,425 | 11,771 |
| Professional Fees | 9,580 | 7,119 |
| Taxes - Other | 5,628 | 5,343 |
| Depreciation | 312 | 624 |
| Entertainment | 953 | 692 |
| Insurance | 23,258 | 22,243 |
| **Total Operating Expenses** | **361,507** | **312,301** |
| **Income Before Corporate Tax Provision** | **25,388** | **37,660** |
| **CORPORATE TAX PROVISION** | (5,735) | (6,110) |
| **NET INCOME** | **$ 19,653** | **$ 31,550** |

See notes to financial statements.

# Kevin Hart Kornfield & Company, Inc.

STATEMENTS of CASH FLOWS

Years Ended December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| **CASH FLOWS from OPERATING ACTIVITIES** | | |
| Net Income | $ 19,653 | $ 31,550 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | | |
| Depreciation | 312 | 624 |
| Unrealized Gains on Trading Investments | (1,451) | -0- |
| Proceeds of Sales of Trading Securities in Excess of Gains Included in Income | 1,970 | -0- |
| (Increase) Decrease in: | | |
| Trading Securities and Investments | (25,092) | -0- |
| Accounts Receivable | 2,929 | (3,599) |
| Lease Deposits | -0- | (19) |
| Increase (Decrease) in: | | |
| Payroll Taxes Withheld and Accrued | (2,927) | (490) |
| Accrued Expenses | (4,865) | 7,041 |
| Lease Security Deposit Liability | -0- | -0- |
| **Net Cash Provided (Used) by Operating Activities** | **(9,471)** | **35,107** |
| **CASH and CASH EQUIVALENTS** | | |
| Beginning | 113,752 | 78,645 |
| **Ending** | **$ 104,281** | **$ 113,752** |
| **SUPPLEMENTAL DISCLOSURE of CASH FLOW INFORMATION** | | |
| Interest Paid | -0- | -0- |
| Income Taxes Paid | -0- | -0- |

See notes to financial statements.

# Kevin Hart Kornfield & Company, Inc.

STATEMENTS of CHANGES in STOCKHOLDER'S EQUITY

Years Ended December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| STOCKHOLDER'S EQUITY - Beginning of Year | 112,289 | $ 80,698 |
| NET INCOME for YEAR | 19,653 | 31,550 |
| STOCKHOLDER'S EQUITY - End of Year | $ 131,942 | $ 112,248 |

See notes to financial statements.

# Kevin Hart Kornfield & Company, Inc.

STATEMENTS of CHANGES in LIABILITIES
SUBORDINATED to CLAIMS of GENERAL CREDITORS
Years Ended December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| **BALANCE - Beginning of Year** | $ -0- | $ -0- |
| Increase | -0- | -0- |
| Decrease | -0- | -0- |
| **BALANCE - End of Year** | $ -0- | $ -0- |

See notes to financial statements.

## NOTE 1 - SUMMARY of SIGNIFICANT ACCOUNTING POLICIES

### Nature of Operations

The Corporation conducts business as a securities and investment brokerage dealer located in Lancaster County, Pennsylvania.

The Corporation was incorporated on August 21, 1986, and was capitalized by the issuance of 2,517 shares of its $10 par value common stock. Subsequent to incorporation, additional $10 par value common stock was issued as follows:

| Date of Issue | Common Shares Issued | Paid-In Capital |
|---|---|---|
| 12/1/98 | 136 | 1,360 |
| 1/31/99 | 1,050 | 10,500 |

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash Equivalents

The Corporation considers all short-term investments purchased with an original maturity of three months or less as cash equivalent for the purposes of the statements of cash flows.

### Accounts Receivable

The Corporation does not normally extend credit to its customers. Amounts shown as accounts receivable arise only as a result of trades which are in process and uncompleted as of the statement date. Such trades are normally completed during the next business day.

### Office Equipment

Office equipment is recorded at cost. Depreciation is computed by an accelerated method over the estimated useful lives of 5 to 7 years.

Maintenance and repairs are charged to operations as incurred, and expenditures for significant betterments and renewals are capitalized.

Gains or losses on sales or retirement of equipment and improvements are reflected in income.

NOTE 1 - SUMMARY of SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements. There are no significant timing differences between the recognition of revenue and expenses for financial and income tax reporting. Therefore, no deferred tax assets or liabilities have been recorded for this purpose.

The Corporation utilized net operating loss carryforwards in the amounts of $10,295 to reduce federal taxable income and $18,737 to reduce state taxable income in 2006. All loss carryforwards were fully utilized as of December 31, 2006.

Advertising
Advertising costs are expensed as incurred. Advertising for the years ended December 31, 2007 and 2006, are $6,477 and $5,905 respectively.

NOTE 2 - NET CAPITAL

The Corporation does not generally carry customers' accounts and, therefore, pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Corporation is required to maintain net capital of no less than $50,000. At December 31, 2007 and 2006, the Corporation had net capital of $126,297 and $109.524 respectively, computed according to Rule 15c3-1. This report does not contain a computation for determination of reserves pursuant to SEC Rule 15c3-3 because the Corporation, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer; therefore, the Corporation is not fully subject to 15c3-3 due to exemption k2(ii).

NOTE 3 - MARKETABLE SECURITIES AND INVESTMENTS

From time to time, the Corporation invests in marketable securities and investments which may consist of either equity or debt securities; or other marketable investments and which have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each balance sheet date.

Securities and other investments that are held for short-term resale are classified as trading investments and are recorded at their fair market values. Realized gains or losses on the sales of trading investments are determined on the basis of specific identification. Realized and unrealized gains and losses on trading investments are included in income. The Corporation held the following trading securities and investments as of December 31, 2007:

| | |
|---|---|
| Securities and Mutual Fund Interests | 4,619 |
| Precious Metals | 19,731 |
| | 24,350 |

The Corporation did not hold any trading securities or investments at December 31, 2006.

NOTE 3 - MARKETABLE SECURITIES AND INVESTMENTS (Continued)

The Corporation's investment in precious metals at December 31, 2007 consisted of 600 oz silver ingots and 13 oz gold coins which were valued by management according to the appropriate London price fixing.

The Corporation had the following gains and losses on trading securities and investments during the year ended December 31, 2007:

| | |
|---|---|
| Realized Gains on Sales of Securities and Mutual Fund Interests | 199 |
| Realized Losses on Sales of Securities and Mutual Fund Interests | (175) |
| Total net realized Gains | 24 |
| | |
| Unrealized Gains on Investments in Precious Metals | 1,451 |
| Total Net Realized and Unrealized Gains | 1,475 |

Securities that are expected to be held to maturity are reported at cost, adjusted for amortization of premiums or discounts, with such amortization recognized in income using the straight line method over the period to maturity. The Corporation did not hold any investments that were expected to be held to maturity at December 31, 2007 or 2006.

NOTE 4 - LEASE AGREEMENTS

The Corporation leases office space from its 100 percent stockholder under a yearly lease agreement. The lease agreement requires monthly rental payments of $2,800 which includes condominium fees and common area maintenance charges. This lease is annually renewable. It became effective during the year ended December 31, 1997, and has been renewed through the year ended December 31, 2008. Total rental expense for the years ended December 31, 2007 and 2006, was $33,609 and $26,888 respectively.

The Corporation subleases two office suites to unrelated tenants. The Corporation received monthly rental income in the amounts of $1,454 and $879 during the years ended December 31, 2007 and 2006 respectively as a result of these leases. The leases are annually renewable. Total rental income received during the years ended December 31, 2007 and 2006, was $17,450 and $10,550 respectively.

NOTE 5 - RETIREMENT PLAN

The Corporation maintains a qualified retirement plan for all of its employees. The Plan provides for contributions in such amounts as the Board of Directors may annually authorize. The amounts charged to payroll taxes and benefits expense which are associated with the retirement plan are $3,348 for 2007 and $4,088 for 2006.

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

## INDEPENDENT AUDITORS' REPORT on SUPPLEMENTARY INFORMATION

To the Stockholder
Kevin Hart Kornfield &
Company, Inc.
Lancaster, Pennsylvania

Our report on our audits of the financial statements of Kevin Hart Kornfield & Company, Inc. as of December 31, 2007 and 2006, and for the years then ended appears on page one. These audits were made primarily for the purpose of formulating an opinion on the financial statements taken as a whole. The following data is not considered necessary for a fair presentation of the financial position, results of operations, and cash flows, but is supplementary information required by Rule 179-a of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 27, 2008
Lancaster, Pennsylvania

TROUT, EBERSOLE & GROFF, LLP
Certified Public Accountants

# Kevin Hart Kornfield & Company, Inc.

COMPUTATION of NET CAPITAL

December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| TOTAL STOCKHOLDER'S EQUITY | $ 131,901 | $ 112,248 |
| Less: Non-Allowable Assets | 5,604 | 2,724 |
| NET CAPITAL | $ 126,297 | $ 109,524 |

No differences exist between the net capital amount shown above and that reported on page 12 of the Focus Report, Part 11A, for the periods ended December 31, 2007 and 2006.

See auditors' report on supplementary information.

# Kevin Hart Kornfield & Company, Inc.

COMPUTATION of BASIC NET CAPITAL REQUIREMENTS

December 31, 2007 and 2006

| | | 2007 | | 2006 |
|---|---|---|---|---|
| MINIMUM DOLLAR NET CAPITAL REQUIREMENT | $ | 5,000 | $ | 5,000 |
| NET CAPITAL | | 126,297 | | 109,565 |
| EXCESS NET CAPITAL | $ | 121,297 | $ | 104,565 |

See auditors' report on supplementary information.

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

# INDEPENDENT AUDITORS' REPORT on INTERNAL CONTROL STRUCTURE REQUIRED by SEC RULE 17a-5

To the Stockholder
Kevin Hart Kornfield &
Company, Inc.
Lancaster, Pennsylvania

In planning and performing our audits of the financial statements of Kevin Hart Kornfield & Company, Inc. for the years ended December 31, 2007 and 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss, from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

Because of the inherent limitations in any internal control structure, or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Corporation, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Corporation.

The foregoing condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audits of the financial statements of **Kevin Hart Kornfield & Company, Inc.** for the years ended December 31, 2007 and 2006, and this report does not affect our report thereon dated February 27, 2008. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934, and should not be used for any other purpose.

February 27, 2008
Lancaster, Pennsylvania

TROUT, EBERSOLE & GROFF, LLP
Certified Public Accountants



END